Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

SilverCrest Mines Inc. (the “Company”) Suite 501, 570 Granville Street Vancouver, British Columbia Canada V6C 3P1

Item 2.	Date of Material Change

April 12, 2011.

Item 3.	News Release

News Release dated April 12, 2011 was disseminated through Marketwire.

Item 4.	Summary of Material Change

The Company announced the positive results of its Preliminary Assessment NI 43-101 Technical Report and updated Mineral Resources and Reserves for its Santa Elena Mine located in Sonora, Mexico. The Expansion Plan contemplates the installation of a conventional CCD processing facility at the Santa Elena mine with throughput capacity of 2,500 tonnes per day utilizing mill feed from the Santa Elena open pit (Phase I), the Santa Elena underground (Phase II), and re-treatment of the material on the heap leach pads to recover residual silver and gold values (Phase IV). The nearby Cruz de Mayo silver deposit (Phase III) will be treated on site as a heap leach operation with potential to ship high grade ore to the Santa Elena proposed processing facility.

Item 5.1	Full Description of Material Change

See attached news release.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

J. Scott Drever, Chairman and President Telephone: (604) 694-1730

Item 9.	Date of Report

April 28, 2011

SilverCrest Announces Santa Elena Expansion Plan
Net Present Value of US$491M Indicated at Current Metal Prices

TSX-V: SVL	For Immediate Release

VANCOUVER, B.C. April 12, 2011 – SilverCrest Mines Inc. (“SilverCrest” or the “Company”) is pleased to announce the positive results of its Preliminary Assessment (“PA”) NI 43-101 Technical Report and updated Mineral Resources and Reserves for its Santa Elena Mine located in Sonora, Mexico. The Expansion Plan (the “Plan”) contemplates the installation of a conventional CCD processing facility at the Santa Elena mine with throughput capacity of 2,500 tonnes per day utilizing mill feed from the Santa Elena open pit (Phase I), the Santa Elena underground (Phase II), and re-treatment of the material on the heap leach pads to recover residual silver and gold values (Phase IV). The nearby Cruz de Mayo silver deposit (Phase III) will be treated on site as a heap leach operation with potential to ship high grade ore to the Santa Elena proposed processing facility.

Summary of Santa Elena Expansion Plan PA

  Metal prices for the base case are US$18 per ounce of silver and US$1,000 per ounce of gold. The Au to Ag ratio for conversion is 55:1 based on recovered ounces and the base case metal prices.

  The Plan considers a conceptual 10 year mine life at an average annual rate of 1.6 million ounces of silver and 39,000 ounces of gold or 3.8 million ounces of silver equivalent. This would be a 52% increase of produced metal from current operations.

  A 2,500 tonnes per day processing facility is proposed with potential to increase to 3,500 tonnes per day. At the increased rate, the current annual metal production could potentially double to over 5.0 million ounces silver equivalent per year.

  Initial capital costs are US$84 million of which US$47 million is for a new processing facility.

  Estimated cash operating costs of US$9.70 per ounce of silver equivalent produces an average annual net pre-tax cash flow of US$17 million using base case metal prices and US$62 million per year at current metal prices.

  At a 5% discount rate, the project has a base case Net Present Value of US$131 million and US$491 million at current metal prices.

J. Scott Drever, President stated; “The positive results of this PA have confirmed our long standing belief that this Plan would be SilverCrest’s next step to increasing production at Santa Elena and that it would provide more free cash flow from which the Company can grow and prosper. We are convinced that the next 3 production expansion phases will increase our projected annual production of 2.5 million ounces of silver equivalent, from the current operation, by more than 50% using a 2,500 tpd capacity plant or more than 100% with a 3,500 tpd plant. We fast tracked Phase 1 of this project initial drilling to production and now we expect to apply the same diligence to the next phase of expansion. With the excellent economic results of the PA we are anxious to begin the site programs needed to move the Plan recommendations towards a Pre-Feasibility Study and take advantage of expected buoyant precious metal prices.”

Capital & Operating Costs for Expansion Plan

  Initial capital costs are estimated at US$84.1 million, including a 25% contingency. Sustaining capital costs are estimated at US$21.0 million, including an average contingency of 22% over the 10 year mine life.

  Initial major capital costs (US$) consist of $47 million for the mill and related facilities; $10.5 million for underground development and setup; $5.9 million for development of the Cruz de Mayo deposit; $5.3 million for tailings and $16.8 million in contingency.

  Base Case cash operating costs are approximately US$9.70 per ounce of silver equivalent. Gold to silver conversion is based on an Au:Ag ratio of 55:1 using base case metal prices and combined heap leach and conventional mill overall metallurgical recoveries of 87.2% gold and 68.9% silver.

Project Economics & Metal Price Sensitivities for Expansion Plan

Case	Average Gold Price (US$)	Average Silver Price (US$)	Pre-Tax Net Cash Flow (US$ millions)	Pre- Tax NPV @ 5% Discount (US$ millions)
Low	800.00	14.00	47.5	34.1
Base	1,000.00	18.00	169.5	131.2
Current Prices	1,450.00	38.00	620.6	491.4
High	1,600.00	50.00	856.5	680.1

Project economics and sensitivities reflect the use of US$926.5 per ounce of gold for 55,000 delivered ounces under the Company’s price protection program and US$350 per ounce for 20% of the gold ounces produced from the open pit for delivery under the Sandstorm gold stream agreement. Base case metal prices of US$18 per ounce for silver and US$1,000 per ounce of gold for life of mine were used for calculation of cut off grades for Mineral Reserve and Resource estimation. SilverCrest has also completed project sensitivity analyses using variations of capital and operating costs as well as metal recoveries. These analyses indicate that the project is less sensitive to capital and operating cost than to metal recoveries, grade and metal pricing.

The study has taken a focused effort over several months to complete and has involved the combined team efforts of independent qualified persons, professionals and consulting companies that included SilverCrest Mines (Mineral Resources, Reserves, Production Capital and Operating Costs), EBA (Environmental, Mining Engineering, and Economics), Allard (Metallurgy and Process Design), C. Stewart Wallis, P.Geo. (Cruz de Mayo Mineral Resource) and Wardrop (Processing Engineering and Design). Further work on resource delineation, geotechnical, hydrogeology, metallurgy and costing is suggested as part of a recommended Pre Feasibility Study to be completed over the next 9 to 12 months including constructing an underground exploration decline.

Mineral Resources and Reserves

The following Mineral Resources estimate is a revised statement of the previous Mineral Reserves and Resources for Santa Elena and Cruz de Mayo as presented in the February 15, 2009 Technical Report. These revisions are effective as of January 2011 and use higher metal prices and lower cutoff grades (see notes below the table). The Santa Elena Mineral Resources have been adjusted to reflect 2010 open pit production.

Santa Elena & Cruz de Mayo Gold and Silver Mineral Resources (January 2011)

SANTA ELENA & CRUZ DE MAYO RESOURCES	TONNES	AU GPT	AG GPT	CONTAINED AU OZ	CONTAINED AG OZ
Santa Elena Indicated*	6,906,000	1.62	77.4	359,300	17,194,000
Santa Elena Inferred*	6,198,000	0.78	53.4	155,200	10,631,000
Cruz de Mayo Indicated**	1,141,000	0.06	64.20	2,300	2,353,400
Cruz de Mayo Inferred**	6,065,000	0.07	66.50	13,300	12,967,100
Total Indicated	8,047,000	1.40	75.5	361,600	19,547,400

Total Inferred	12,263,000	0.42	59.80	168,500	23,598,100

Note: Conforms to NI 43-101, 43101CP and current CIM definitions for Mineral Resources and Reserves. All numbers are rounded. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

*based on US$1,000/oz of gold and $18/oz of silver, cut-off grade of 0.38 gpt gold equivalent at applied metallurgical recoveries. Inclusive of Santa Elena open pit indicated resources that have been converted to probable reserves which are stated below. Adjusted and depleted for 2010 mine production.

** based on a silver cut-off grade is 30 gpt. This is presented in the 2007 Fier and Stewart Technical Report.

The Santa Elena Resource estimates stated above have been adjusted by applying economic constraints and metallurgical recoveries to approximate the Mineable, Diluted Reserves and underground Resources for PA purposes using base case metal prices. The resulting Santa Elena Resources and Mineable, Diluted Reserves adjusted for 2010 production are shown below along with Cruz de Mayo Resources;

Santa Elena & Cruz de Mayo Gold and Silver Resources and Reserves (January 2011)

SANTA ELENA OPEN PIT RESERVES	TONNES	AU GPT	AG GPT	CONTAINED AU OZ	CONTAINED AG OZ
PROBABLE*	4,794,790	1.81	75.9	278,560	11,711,000
SANTA ELENA UNDERGROUND RESOURCES**
INDICATED	991,100	1.83	109.1	58,330	3,476,960
INFERRED	1,879,000	1.53	86.9	92,470	5,250,190
CRUZ DE MAYO RESOURCES***
INDICATED	1,141,000	0.06	64.2	2,300	2,353,400
INFERRED	6,065,000	0.07	66.5	13,300	12,967,100
TOTALS
TOTAL PROBABLE	4,794,790	1.81	75.9	278,560	11,711,000
TOTAL INDICATED	2,132,100	0.88	85.0	60,630	5,830,360
TOTAL INFERRED	7,944,000	0.41	71.3	105,770	18,217,290

Notes: Conforms to NI 43-101, 43101CP and current CIM definitions for Mineral Resources and Reserves. All numbers are rounded. Mineral Reserves are diluted and mine recoverable. Adjusted and depleted for 2010 mine production. All numbers are rounded. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

* based on US$1,000/oz of gold and US$18/oz of silver, cut-off grade of 0.38 gpt gold equivalent with applied metallurgical recoveries.

**based on US$1,000/oz of gold and US$18/oz of silver, cut-off grade is 1.77 gpt gold equivalent with applied metallurgical recoveries.

***based on a silver cut-off grade is 30 gpt. This is presented in the 2007 Fier and Stewart Technical Report.

Variances from previously stated Santa Elena Mineral Resources and Reserves for Technical Reports in August 2008 and February 2009 compared to the above revised estimates of January 2011 are a result of application of mining dilution, the use of underground sample results and surveys of the underground workings as well as more current and more accurate sampling results from 2010 blast hole production data. Also, changes to ore and waste densities and the use of a variety of new geostatistical software and block modeling generally reduced the tonnages but increased the grades for the Probable Reserves.

The net cumulative effect of these changes is an increase in total resource tonnes and a decrease in the total contained ounces of gold of silver for Santa Elena (please refer to the Technical Report for details). Most of this decrease is in the deeper portions of the deposit and is attributed to widely spaced drill intercepts in the mineralized zone. This resulted in lower influence of the high grade distribution and variations in the geostatistical treatment of some lower grade mineralized intercepts which decreased overall grades in parts of the deposit. As a result of the conversion of Indicated Mineral Resources to Reserves and the difference in the cutoff grades used to calculate open pit reserves and underground resources, there are a significant number of ounces inaccessible between the economic bottom of the pit and the proposed underground resources. Inclusion of these resources is dependent largely on metal prices and could likely be included in either the open pit or underground resource if metal prices continue to escalate and cut-off grades are lowered. Significant potential exists to increase resources with further infill drilling and expansion drilling in the Santa Elena underground and Cruz de Mayo.

Comments with respect to Phase II, Phase III and Phase IV of the Preliminary Assessment in this press release are conceptual in nature and there is no assurance that that economic recovery of estimated resources will be achieved. Generally, the accuracy of Preliminary Assessment estimations is in the order of plus or minus 30%. The Phase I open pit heap leach has been successfully constructed and is in the commissioning stage of operations.

This news release has been prepared by N. Eric Fier, CPG, P.Eng , Chief Operating Officer and Qualified Person for the Company. John Chow, M.AusIMM of EBA, a Tetra Tech Company, C. Stewart Wallis, P.Geo. and Geoff Allard, P.E. are Independent Qualified Persons for the Preliminary Assessment and have reviewed the contents of this news release. A NI 43-101 Technical Report detailing the results of the Preliminary Assessment will be filed on www.sedar.com promptly after this release.

SilverCrest Mines Inc. (TSX-V: SVL) is a Mexican precious metals producer with headquarters based in Vancouver, BC. SilverCrest’s flagship property is the 100%-owned Santa Elena Mine, which is located 150km northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a high-grade, epithermal gold and silver producer, with an estimated life of mine cash cost of US$8 per ounce of silver equivalent. SilverCrest anticipates that the current 2,500 tonnes per day facility will produce approximately 800,000 ounces of silver and 30,000 ounces of gold per full production year from the initial open-pit heap leach operation.

This news release contains forward-looking statements, which address future events and conditions, which are subject to various risks and uncertainties. The Company’s actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, some of which may be beyond the Company’s control. These factors include: the availability of funds; the timing and content of work programs; results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles; project cost overruns or unanticipated costs and expenses, fluctuations in metal prices; currency fluctuations; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.

	Contact:	Fred Cooper
	Telephone:	(604) 694-1730 ext. 108
“J. Scott Drever”	Fax:	(604) 694-1761
	Toll Free:	1-866-691-1730
J. Scott Drever, President	Email:	info@silvercrestmines.com
SILVERCREST MINES INC.	Website:	www.silvercrestmines.com
Suite 501 - 570 Granville Street
Vancouver, BC Canada V6C 3P1

Neither TSX Venture Exchange nor its Regulation Services Provider (as defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.